Exhibit 1.1

[TRANSLATION]

Amendment to the Articles of Association of

Yanzhou Coal Mining Co., Ltd.

(Approved by the shareholders meeting dated June 25, 2004)

The amendment to Articles of Association is thereby proposed to be made as follows (abstract):

1.	Original Article 11

To include the following in the Company’s scope of business:

“the storage, loading and discharge of coal in ports; inland water transports; commodity logistics service; repair of ships”.

2.	Second Paragraph of Original Article 55

The following clauses:

“The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events: (1) where the number of directors is less than the number stipulated in the Company Law or fewer than 8 people”; and

“(5) whenever more than 2 independent directors so request.”

be amended as follows:

“The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events: (1) where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Company’s Articles of Association”; and

“(5) whenever more than a half of the independent directors so request” respectively.

3.	Original Article 82

To insert the following to the end of the original Article 82:

“Where any shareholder is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any vote cast or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.”

4.	Original Article 89

To insert the following as the second paragraph of the original Article 89:

“Where any shareholder is, under the Hong Kong Listing Rules, required to abstain from voting any particular resolution in a class meeting or restricted to voting only for or only against any particular resolution in a class meeting, any vote cast or on behalf of any shareholder in contravention of such requirement or restriction shall not be counted.”

5.	Original Article 93

(a) To move the second paragraph of the original Article 93 to the end of the original Article 98 to become the second paragraph of Article 98:

“A shareholder’s written notice of the intention to nominate a person for election as a director and a notice in writing by that person indicating his acceptance of such nomination shall have been given to the Company seven (7) days before the date of such shareholders’ general meeting.

(b) The third paragraph of the original Article 93:

“The Chairman shall be elected and removed by more than one-half of all members of the board of directors. The term of office of the Chairman is three (3) years, which is renewable upon re-election”

be amended as follows:

“The Chairman and Vice-chairman shall be elected and removed by more than one-half of all members of the board of directors. The term of office of the Chairman and Vice-chairman shall be three (3) years respectively, which is renewable upon re-election”.

6.	Original Article 98:

(a) In addition to the amendment as described in 5(a) above, to insert the following paragraph to the end of the newly added second paragraph of Article 98:

“Such written notice(s) by the shareholder(s) of the Company shall be made no earlier than the day after the despatch of the notice of the general meeting appointed for election of directors and no later than 7 days prior to the date of such meeting.”

(b) To insert the following paragraph as the third paragraph to the original Article 98:

“Where a person is proposed for election as a director by the board of directors, a written notice of the intention to nominate a person for election as a director and a notice in writing by that person indicating his acceptance of such nomination by the board of directors shall have been given to the Company seven (7) days prior to the date of the board meeting appointed for determining the proposed directors.”

7.	Original Article 99

The number of independent directors in the Company shall be amended from three (3) independent directors to four (4) independent directors.

8.	Original Article 106

The original Article 106:

“The Company shall have a board of directors consisting of eleven (Ii) directors. The board shall have one (I) Chairman, one (1) Vice-chairman and nine (9) directors”

be amended as follows:

“The Company shall have a board of directors consisting of thirteen (13) directors, with one (I) Chairman and two (2) Vice-chairmen”.

9.	Original Article 107

The new Clause (16) is to be added immediately after the original Clause (15) of Article 107:

“to approve an aggregate amount of provision for impairment of assets not more than 3% of the latest audited consolidated net asset value of the Company, to clear an amount of provision for impairment of assets not more than 1% of the latest audited consolidated net asset value of the Company, and to execute in compliance with the relevant regulations on connected transaction if any provision and clearance of impairment of assets involves any connected transactions.”

The original Clause (16) is to be amended to become Clause (17).

10.	Original Article 115

The following in the original Article 115:

“If a director is interested in a matter to be discussed at a board of directors’ meeting, such director shall excuse himself from such meeting”

be amended as follows:

“If a director or his Associate(s) (as defined in the Listing Rules of the Stock Exchange of Hong Kong) is interested in a matter to be discussed at a board of directors’ meeting, such director shall excuse himself from such meeting”

11.	Original Article 117

The following new Article to be added immediately after the original Article 117:

“The Company has established a strict internal control system over external guarantee. The whole board of directors shall cautiously handle and strictly control the risk of debt created by external guarantee. In connection with the losses resulting from an inappropriate external guarantee or an external guarantee given not in compliance with the relevant laws and regulations, directors who shall be held responsible shall bear joint and several liabilities.

(I) Guaranteed objects and scope

The Company shall not provide guarantee for any of its shareholders, their controlling subsidiaries, their affiliated companies, and non legal person entities or individuals. Nor can the Company directly or indirectly provide guarantee for debts of any party whose asset-liability ratio is more than 70%.

Provided that an announcement can be made in time when the relevant amount or the cumulative amount for consecutive 12 months accounts for more than 10% of the Company’s latest audited net asset value, the Company may provide guarantee to the following entities:

(1) the Company’s subsidiaries in which the Company holds at least 50% equity interests (including 50%);

(2) any legal person entity having no connection with the Company and is either one of the following:

a. a mutually-guaranteed entity which is necessary for the Company’s business purpose;

b. an entity currently or potentially having material business relationship with the Company.

(II) Review on guarantee and decision limitation

Before making any decision on external guarantee, the Company shall understand the creditability of the debtor and make a thorough analysis on the benefit and risk of such guarantee.

Any external guarantee given by the Company shall be approved by two-thirds of the full board of directors or by the shareholders in a general meeting. If any director(s) or shareholder(s) is interested in a guarantee, such director(s) or shareholder(s) shall excuse himself from voting on resolution relating to such guarantee. In the event that the guaranteed amount is more than the amount as specified in Article 117(4), an approval by a shareholders’ general meeting is required.

The amount of the Company’s external guarantee shall not be more than 50% of the net assets as set out in the audited consolidated financial statements for the latest accounting year.

(III) Management in guarantee procedures

The external guarantee of the Company shall be made in form of written contract, and at the same time the supervisory committee, the secretary to the board of directors and the financial department shall be notified.

The external guarantee of the Company shall be arranged under risk avoidance measures such as a counter guarantee given by the guaranteed party, and the party giving the counter guarantee shall have actual ability to perform its obligation under the counter guarantee.”

12.	Original Article 122

The number of deputy general managers shall be amended from four (4) deputy general managers to six (6) deputy general managers.

13.	Original Article 123

The following new Article to be added immediately after the original Article 123:

“The general manager may, by means such as through the manager’s meeting of the Company, make decisions on the following operational matters:

(1) an investment with a single amount of less than 5% of the Company’s latest audited net asset value, including share equity investment and production or operational investment; however, any matters requiring the approval of the China Securities Regulatory Commission, such as a public offer of securities, shall be subject to approval by a shareholders’ general meeting;

(2) a loan with a single amount of less than 5% of the Company’s latest audited net asset value and, after such financing, the asset-liability ratio of the Company remains under 50%;

(3) security or pledges of assets, a single amount of which is less than 5%, and a cumulative amount of which is less than 20%, of the Company’s latest audited net asset value.

Where decisions on operational matters involve connected transactions, such decisions shall be implemented in accordance with the relevant requirements of connected transactions.”

14.	Original Article 173

The original Article 173:

The Company shall pay dividends and other amounts to holders of Foreign-Invested Shares in accordance with the relevant foreign exchange control regulations of the State. If there is no applicable regulation, the applicable exchange rate shall be the average closing rate for the relevant foreign currency announced by the Peoples’ Bank of China during the week prior to the announcement of payment of dividend and other amounts”

be amended as follows:

“The Company shall pay dividends and other amounts to holders of Foreign-Invested Shares in accordance with the relevant foreign exchange control regulations of the State. If there is no applicable regulation, the applicable exchange rate shall be the average exchange reference rate of Renminbi to the relevant foreign currency announced by the Bank of China during five (5) working days prior to the announcement of payment of dividend and other amounts”.

15.	The numbering of other Articles being affected by the above amendments will be accordingly adjusted in proper order.